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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 11)*

DCP MIDSTREAM, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

23311P100
(CUSIP Number)

Brent L. Backes
370 17th Street, Suite 2500
Denver, Colorado 80202
303-595-3331
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream, LLC (“Midstream”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,472,363 Common Units†
	8	SHARED VOTING POWER 66,887,618 Common Units†
	9	SOLE DISPOSITIVE POWER 51,472,363 Common Units†
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC; OO — limited liability company
† The number and percentage of common units representing limited partner interests (“Common Units”) of DCP Midstream, LP (the “Partnership”) reported as beneficially owned by Midstream in this Schedule 13D consists of the following: 50,874,908 Common Units owned by Midstream; 597,455 Common Units held in a rabbi trust established in connection with Midstream’s executive deferred compensation plan (the “Plan”), which Common Units were acquired by the Plan on the open market and are being held by the Plan for the sole purpose of funding the Plan’s deferred compensation liabilities associated with certain investment elections made by participants to invest in phantom units that are economically equivalent to Common Units; and 66,887,618 Common Units owned by the General Partner (as defined below), which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC (as defined below), which is the general partner of the General Partner.

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CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream GP, LLC (“GP LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units††
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,887,618 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company
†† GP LLC is the general partner of the General Partner. Therefore, GP LLC may be deemed to be the beneficial owner of 66,887,618 Common Units owned by the General Partner.

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CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream GP, LP (the “General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units†††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units†††
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,887,618 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN — limited partnership
††† Midstream is the sole member of GP LLC, which is the general partner of the General Partner, and Midstream owns all of the limited partner interests in the General Partner. As such, Midstream and GP LLC may be deemed to be beneficial owners of 66,887,618 Common Units owned by the General Partner.

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CUSIP No. 23311P100

EXPLANATORY NOTE

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“Common Units”) in DCP Midstream, LP (the “Partnership”) filed by Midstream (as defined below) and DCP LP Holdings, LLC on February 28, 2008 (the “Original Schedule 13D” and, as subsequently amended to date, the “Schedule 13D”). Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)Name of Persons Filing this Statement:
(1)DCP Midstream, LLC, a Delaware limited liability company (“Midstream”) and the sole member of GP LLC (as defined below).
(2)DCP Midstream GP, LLC, a Delaware limited liability company (“GP LLC”) and the general partner of the General Partner (as defined below).
(3)DCP Midstream GP, LP, a Delaware limited partnership (the “General Partner” and, together with Midstream and GP LLC, the “Reporting Persons”).
(b)Principal Business Address and Principal Office Address of Reporting Persons:
The principal business address and principal office address of the Reporting Persons is 370 17th Street, Suite 2500, Denver, Colorado 80202.
(c)Present Principal Occupation or Principal Business:
(1)The principal business of Midstream is to own, directly or indirectly, equity interests in GP LLC, the General Partner and the Partnership.
(2)The principal business of GP LLC is to serve as the general partner of the General Partner and own equity interests in the General Partner.
(3)The principal business of the General Partner is to serve as the general partner of the Partnership and own equity interests in the Partnership.

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CUSIP No. 23311P100

Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information regarding the directors and executive officers of Midstream and GP LLC are set forth below (the “Listed Persons”). The General Partner does not have directors and executive officers, as management of the General Partner is exclusively vested in GP LLC, in its capacity as the general partner of the General Partner.

DCP Midstream, LLC
Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned

Wouter T. van Kempen	*	Chairman of the Board, President, and Chief Executive Officer	**	67,040***
Brent L. Backes	*	Group Vice President and General Counsel	**	20,406***
Donald A. Baldridge	*	President	**	20,689***
Sean P. O’Brien	*	Group Vice President and Chief Financial Officer	**	16,500***
Corey Walker	*	President	**	25,000***
Greg C. Garland	*	Director	Chairman and Chief Executive Officer, Phillips 66	0
Kevin J. Mitchell	*	Director	Executive Vice President, Finance, and Chief Financial Officer, Phillips 66	3,000***
Al Monaco	*	Director	President and Chief Executive Officer, Enbridge Inc.	0
William T. Yardley	*	Director	Executive Vice President and President, Gas Transmission and Midstream, Enbridge Inc.	0
*The principal business address and principal office address of the executive officers and directors listed above is c/o DCP Midstream, LP, 370 17th Street, Suite 2500, Denver, Colorado 80202.
**The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Midstream.
***Less than 1%.

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CUSIP No. 23311P100

DCP Midstream GP, LLC
Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned

Wouter T. van Kempen	*	Chairman of the Board, President, and Chief Executive Officer	**	67,040***
Brent L. Backes	*	Group Vice President and General Counsel	**	20,406***
Donald A. Baldridge	*	President	**	20,689***
Sean P. O’Brien	*	Group Vice President and Chief Financial Officer	**	16,500***
Corey Walker	*	President	**	25,000***
Allen C. Capps	*	Director	Senior Vice President, Corporate Development and Investment Review, Enbridge Inc.	0
Fred J. Fowler	*	Director	Director of GP LLC; Director of PG&E Corporation; Director of Ovintiv Inc.	47,000***
William F. Kimble	*	Director	Director of GP LLC; Director of PRGX Global Inc.; Director of Liberty Oilfield Services Inc.	12,900***
Mark Maki	*	Director	Senior Vice President and Chief Accounting Officer, Enbridge Inc.	0
Brian Mandell	*	Director	Executive Vice President, Marketing and Commercial, Phillips 66	0
Bill W. Waycaster	*	Director	Director of GP LLC	12,900***
John Zuklic	*	Director	Vice President, ERP Transformation, Phillips 66	0
*The principal business address and principal office address of the executive officers and directors listed above is c/o DCP Midstream, LP, 370 17th Street, Suite 2500, Denver, Colorado 80202.
**The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of GP LLC.
***Less than 1%.

(d)None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)Each of the natural persons identified in this Item 2 is a U.S. citizen, except for Mr. Monaco, who is a Canadian citizen. Mr. van Kempen is a dual citizen of the U.S. and the Netherlands.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons, directly or indirectly, hold Common Units, as reported herein, solely for investment purposes. The Reporting Persons intend to review their investment in the Partnership on a continuing basis.

The Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, acquire or seek to acquire additional Common Units either in the open market or in private transactions, or dispose of or seek to dispose of all or a portion of such Common Units now owned or hereafter acquired. In addition, the Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or make proposals to the board of directors of GP LLC (the general partner of the General Partner, which, in turn, is the general partner of the Partnership), other unitholders of the Partnership, and/or other third parties, or (ii) encourage, cause or seek to cause the Partnership or any of such persons: to consider or explore extraordinary corporate transactions involving the Partnership, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; changes to the Partnership’s capitalization or distributions, including further reductions in the amount of quarterly distributions to holders of Common Units; or other material changes to the Partnership’s business or capital or governance structure. Any action or actions the Reporting Persons may undertake with respect to their investment in the Partnership will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the Partnership’s business, prospects, and/or financial

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CUSIP No. 23311P100

condition, the market for the Common Units, general economic conditions, regulatory matters, tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Persons, and other factors and future developments.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)
(1)Midstream is the direct beneficial owner of 51,472,363 Common Units, inclusive of 597,455 Common Units held in a rabbi trust established in connection with its executive deferred compensation plan, which represents approximately 24.7% of the Common Units outstanding as of May 1, 2020. In its capacity as the sole member of GP LLC, the general partner of the General Partner, and its capacity as the sole owner of the limited partner interests in the General Partner, Midstream may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of 66,887,618 Common Units owned directly by the General Partner, which represents approximately 32.0% of the Common Units outstanding as of May 1, 2020, or, together with the Common Units owned directly by Midstream, approximately 56.7% of the Common Units outstanding as of May 1, 2020.
(2)GP LLC is the direct beneficial owner of 0 Common Units, representing 0.0% of the Common Units outstanding as of May 1, 2020. In its capacity as the general partner of the General Partner, GP LLC may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of 66,887,618 Common Units owned directly by the General Partner, which represents approximately 32.0% of the Common Units outstanding as of May 1, 2020.
(3)The General Partner is the direct beneficial owner of 66,887,618 Common Units, which represents approximately 32.0% of the Common Units outstanding as of May 1, 2020.
(4)The information provided in response to Item 2 regarding the aggregate number and percentage of Common Units beneficially owned by the Listed Persons is incorporated herein by reference.
(b)The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
(c)GP LLC and the General Partner have not effected any transactions in the Common Units within the past 60 days. A rabbi trust established in connection with Midstream’s executive deferred compensation plan purchased 597,455 Common Units in open market transactions effected by one broker-dealer as follows:

Date	Number of Common Units	Price
March 26, 2020	59,745	$4.11
March 30, 2020	75,000	$3.35
March 31, 2020	50,000	$3.83
March 31, 2020	180,000	$3.99
April 2, 2020	183,000	$4.45
April 2, 2020	49,710	$4.43
(d)The Reporting Persons have the right to receive distributions made with respect to, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Amendment No. 11 and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
(e)Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2020	DCP Midstream, LLC

	By:	/s/ Brent L. Backes
	Name:	Brent L. Backes
	Title:	Group Vice President and General Counsel

DCP Midstream GP, LLC

	By:	/s/ Brent L. Backes
	Name:	Brent L. Backes
	Title:	Group Vice President and General Counsel

DCP Midstream GP, LP

	By:	DCP Midstream GP, LLC
its general partner

	By:	/s/ Brent L. Backes
	Name:	Brent L. Backes
	Title:	Group Vice President and General Counsel